The Real Brokerage Inc. Opens in Kentucky

Louisville Area Real Estate Broker Chris Fox Named Principal Broker

TORONTO AND NEW YORK -- December 9, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced its launch of operations in Kentucky. Real is now operating in 39 states, the District of Columbia and Canada.

As part of the state launch, Real has appointed real estate broker Chris Fox as Principal Broker. Fox was born and raised in Kentucky and is a licensed realtor in Kentucky, Indiana and Florida. Fox is certified through The Realtor Institute and is on the delegate body for the Kentucky Association of Realtors®.

"The opportunity to grow in Kentucky with Real is tremendous," said Chris Fox. "We are at a pivotal moment in real estate. I have seen how working with Real provides agents with the tools, technology and support to grow their business. We are  excited to bring these same tools to our home state of Kentucky, where Real's technology will also help my efforts to coach and mentor others."

"Chris has a lot to bring to the table, between his mentoring and experience, to his knowledge of real estate in numerous states including Kentucky," said Real co-founder and CEO Tamir Poleg. "His vision will help Real grow in Kentucky and he will play a key role in creating a strong network in the state."

As part of the opening, Real has also appointed Edward Hazners as a managing broker for northern Kentucky. Mr. Hazners currently serves as Real's principal broker in Ohio and brings over 30 years of broker experience to the team.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 39 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 3,600 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Kentucky, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.